SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

39136T101

(CUSIP Number)

12/17/07

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_________________________

*                     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 39136T101	Page 2 of 5

(1)	NAME OF REPORTING PERSONS	INTEL CORPORATION
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-1672743

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	(5)	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	(7)	SOLE DISPOSITIVE POWER	-0-
REPORTING
PERSON	(8)	SHARED DISPOSITIVE POWER	-0-
WITH:

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9)	0.0%

(12)	Type of Reporting Person	CO

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CUSIP No. 39136T101	Page 3 of 5

This Amendment No. 1 amends and supplements the statement on Schedule 13G and the cover page thereto filed on June 12, 2007 with respect to an acquisition of beneficial ownership as of January 18, 2007 by Intel Corporation (the “Reporting Person”), as amended to date, with respect to its beneficial ownership of common stock issued by ChinaCast Education Corporation (the “Common Stock”), a Delaware corporation (the “Issuer”).

Item 1(a).	Name of Issuer:
ChinaCast Education Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 fl. Qiang Sheng Mansion

No. 145 Pu Jian Road, Pudong District

Shanghai, 211217, PRC

Item 2(a).	Name of Person Filing:
Intel Corporation
Item 2(b).	Address of Principal Business Office or, if None, Residence:

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Item 2(c).	Citizenship:
Delaware
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e).	CUSIP Number:
39136T101
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned:
-0-
(b)	Percent of Class:
0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
-0-
(ii)	Shared power to vote or direct the vote:
-0-
(iii)	Sole power to dispose or to direct the disposition of:

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CUSIP No. 39136T101	Page 4 of 5

-0-
(iv)	Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

On December 17, 2007, the Reporting Person donated 2,144,511 shares of Common Stock to Intel Foundation as a charitable contribution.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 39136T101	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 2, 2008

INTEL CORPORATION

By: / s / Cary I. Klafter______________

Name: Cary I. Klafter

Title:	Corporate Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of December, 2004.

INTEL CORPORATION

By:	/ s / D. Bruce Sewell____
D. Bruce Sewell
Vice President,
General Counsel